

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-7010**

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 8, 2006

Mr. Lee G. Christianson
Chief Financial Officer
Pyramid Oil Company
2008 21st Street
Bakersfield, CA 93301

> **Re:** **Pyramid Oil Company**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed March 27, 2006**
> **File No. 0-5525**

Dear Mr.Christianson:

We have reviewed your Form 10-KSB for the Fiscal Year Ended December 31, 2005 and Form 10-QSB for the Quarter Ended September 30, 2006 and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2005

Financial Statements

Statement of Operations, page 29

1.      We note that you recorded termination costs, gain on sales of property and
        equipment, and loss on disposal of assets below operating income in your
        statement of operations.  These types of costs are ordinarily reported within the
        operating section of the statements of operations under generally accepted
        accounting principles.  The termination costs appear to be general and
        administrative, as these were paid to your vice president, while the gains and
        losses on disposals of long-lived assets must be presented in income from
        operations under paragraph 45 of SFAS 144.

Form 10-QSB for the Quarter Ended September 30, 2006

Financial Statements

General

2.      The title of note five of your financial statements states "Change in Accounting
        Principle."  As this note discusses asset retirement obligations, the title appears to
        be to be labeled inappropriately.

Controls and Procedures, page 13

3.      We note that you discuss Section 404 disclosure requirements of the Sarbanes-
        Oxley Act which will be effective for fiscal years ending on or after July 14,
        2006.  However, you are required to include the disclosures specified in Items
        307 and 308 of Regulation S-B in the reports you currently have on file.

        Similarly, the related disclosures in the Form 10-QSBs that you filed for the
        quarters ended March 31, 2006 and June 30, 2006 do not comply with these
        requirements in several respects, including the timing of the evaluation, the period
        referenced in concluding on changes in your internal controls, and the reference
        to internal controls, rather than internal controls over financial reporting.

        It appears you need to amend each of your quarterly reports to include the
        required disclosures and comply with your reporting obligations.  Please revise
        accordingly.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3686 with any other questions.

Sincerely,


Karl Hiller
Branch Chief